Exhibit 2

September 23, 2013

BlackBerry Limited

295 Phillip Street

Waterloo, Ontario

Canada N2L 3W8

Attention:	Mr. Tim Dattels

Chair, Special Committee of the Board

Dear Mr. Dattels:

Further to our recent telephone conversation regarding BlackBerry Limited (the “Company”), we are pleased to provide the Board of Directors of the Company (the “Directors”) with our proposal of an all cash offer pursuant to which a new company (“Newco”) would be formed by Fairfax Financial Holdings Limited (“FF”) and one or more other parties (the “Consortium” and each such person, a “Consortium Member”) to acquire 100% of the common shares of the Company (excluding shares already held by us) for U.S. $9.00 per share, representing a total transaction value of U.S. $4.7 billion (the “Transaction Value”). We have devoted substantial time, resources and energy to studying the Company. We believe our offer provides an extremely compelling combination of attractive and certain value for shareholders.

We are highly confident that the Consortium can fund the full amount of the consideration and all related transaction fees and expenses. We are seeking financing from BofA Merrill Lynch and BMO Capital Markets (the “Lenders”).

We have endeavoured to provide the strongest possible proposal to the Company and its shareholders, including:

•	All Cash Offer. Our proposal is for Newco to acquire all of the outstanding shares of the Company for 100% cash consideration

•	Attractive Long-Term Solution for all Stakeholders. Under our proposal, the Company can avail itself of the benefits of a private operating environment without the distraction of the public markets and the emphasis on short-term financial results.

•	Highest Certainty and Speed of Completion. Our proposal offers a high level of certainty of regulatory approval. Newco will be a Canadian buyer not subject to Investment Canada review and we do not believe that there are any Competition Act issues or issues under the antitrust laws of the United States that would impede the transaction. This will lead to a rapid regulatory approval, delivering cash proceeds to the shareholders as promptly as possible. Our proposal provides higher certainty than alternatives that have been suggested in the press.

•	No Financing Condition after Due Diligence. Following completion of the requisite due diligence discussed below, financing requirements will be fully committed at the time of the execution of a definitive transaction agreement, which agreement will not contain a financing condition. The equity commitments will provide that (i) Newco will agree to enforce the equity commitments or the Company will have a customary right to cause Newco to seek specific performance of the equity commitments or (ii) the equity commitments will have been guaranteed on customary terms by the Consortium members.

•	Maintain Process Flexibility to Maximize Value. The Consortium and the Lenders will require a 6 week due diligence period which commences on the date hereof and ends at 5:00 p.m. (EST) on November 4, 2013 (the “Diligence Period”). We are available to commence our due diligence immediately and believe such diligence would be conducted during the negotiation of definitive agreements. During the Diligence Period, the Company shall be permitted to shop the Company and the proposal to other third parties. FF shall deliver an initial draft of the Definitive Agreement no later than 10 days from the date hereof. If the initial draft has not been delivered by such time, the Diligence Period shall terminate on the 11th day following the date hereof.

In order to advance our proposal, and for good and valuable consideration, you and we have agreed as follows:

1.	During the Diligence Period the parties will negotiate in good faith with a view to entering into a definitive agreement (the “Definitive Agreement”) pursuant to which the Consortium will acquire the Company for the Transaction Value (the “Transaction”).

2.	The parties will, as promptly as practicable, negotiate in good faith a confidentiality agreement regarding access to confidential information to be provided to us and our representatives (including the Lenders and equity participants in the Transaction), and the Company shall provide access to such confidential information as soon as possible following execution of the confidentiality agreement.

3.	Nothing herein shall be construed as constraining the Company’s ability to have discussions with any other person about any transaction, including an Alternative Transaction prior to the execution of the Definitive Agreement. In this letter, the term “Alternative Transaction” shall mean any bona fide proposal or offer made by any person or group for (i) an arrangement, amalgamation, merger, reorganization, share exchange, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company which would result in any person or group beneficially owning more than 25% of the outstanding equity interests of the Company or any successor or parent company thereto, (ii) the acquisition by any person or group (including by any asset acquisition, joint venture or similar transaction) of assets (including equity securities of any subsidiary of the Company) representing more than 10% of the assets, revenues or net income of the Company and its subsidiaries, on a consolidated basis, other than transactions disclosed to FF in writing on or before the date hereof, (iii) any acquisition (including by way of take-over bid or exchange offer) by any person or group that if consummated would result in any person or group beneficially owning more than 25% of the voting power of the outstanding shares or (iv) any combination of the foregoing, in each case of (i) through (iii) whether in a single transaction or a series of transactions.

4.	Nothing herein shall constrain the ability of FF during the Diligence Period to have discussions with any other person regarding such person’s participation in the Transaction, whether by way of equity, debt or otherwise. The Company agrees to provide access to confidential information to any such person as FF may direct, on the same basis as such information is provided to FF, subject to such person entering into a confidentiality agreement substantially on the same terms as that contemplated in paragraph 2 above. Prior entering into any Definitive Agreement, FF agrees not to limit, contractually or otherwise, the ability of any person to have discussions with the Company or to enter into any arrangements with the Company with respect to an Alternative Transaction.

5.	During the Diligence Period, the Company shall cause the business of the Company to be conducted in the ordinary course and shall use commercially reasonable efforts to preserve in all material respects its business organization and maintain in all material respects existing relations with governmental entities, customers, suppliers and creditors, provided that if required in order to satisfy their fiduciary duties, the board of directors of the Company may take any action which they reasonably believe is necessary to preserve the value of the Company, and provided that the Company may take any action that it has disclosed to FF in writing on or before the date hereof or that it has, on or before the date hereof, publicly disclosed it is, or will be, undertaking.

6.	If,

(a)	During the Diligence Period the Company shall enter into any letter of intent or definitive agreement providing for an Alternative Transaction;

(b)	During the Diligence Period the Company ceases to negotiate with the Consortium in good faith with a view to entering into the Definitive Agreement by the end of the Diligence Period;

(c)	During the 3 month period following the end of the Diligence Period, the Company shall enter into any agreement providing for an Alternative Transaction with a person with whom discussions regarding an Alternative Transaction were held before or during the Diligence Period; or

(d)	During the Diligence Period, an Alternative Transaction other than as contemplated in clause 6(a), (b) or (c) is publicly proposed or publicly announced by a third person and such Alternative Transaction with such person is consummated within 6 months following the end of the Diligence Period;

then the Company shall pay FF a fee of U.S. $0.30 for each issued and outstanding Blackberry share, in the case of (a) immediately upon entering into such agreement, in the case of (b) immediately upon such cessation, and in the case of (c) or (d), upon consummation of the Alternative Transaction; provided, however, that no such fee shall be payable if the Consortium shall have reduced the price offered below U.S. $9.00 per share without the approval of the board of directors of the Company.

7.	If during the Diligence Period, the Company proposes to enter into an agreement relating to an Alternative Transaction, it shall not do so unless it has first provided 48 hours’ written notice to FF of such fact.

8.	Upon the entering into of the Definitive Agreement, the terms and conditions of the Definitive Agreement will supersede this letter agreement. The terms and conditions of the Definitive Agreement, including a non-solicitation commitment with a fiduciary exception, a right to match a superior proposal and a break fee of U.S. $ 0.50 for each issued and outstanding Blackberry share, will be negotiated on terms that are customary for a transaction of this nature.

9.	In the event that the Diligence Period terminates and no Definitive Agreement is entered into between us because the Company ceases negotiations with the Consortium (which the Company can do at any time), other than in circumstances where the Consortium shall have reduced the price offered below U.S. $9.00 per share without the approval of the board of directors of the Company, you agree to reimburse us our reasonable and documented out-of-pocket expenses incurred in connection with our consideration of the Transaction, such reimbursement to include the reasonable and documented expenses of our legal, accounting and financial advisors; provided that the maximum amount of expenses subject to reimbursement hereunder shall not exceed U.S. $5 million. Any amounts paid in respect of expense reimbursement hereunder are creditable against any fee payable under paragraph 6.

10.	Until the date that is 6 months following the end of the Diligence Period, FF agrees to vote all common shares of the Company that it owns, including shares acquired after the date hereof (a) if the Company’s board of directors has recommended or approved the Transaction (i) in favour of the Transaction and (ii) against any Alternative Transaction or any action that is reasonably likely to impede, interfere with, delay, postpone, or adversely affect in any material respect the Transaction, and (b) if the Company’s board of directors has recommend or approved an all cash Alternative Transaction in respect of which the Company has complied with Section 7 and which the board of directors has concluded is a Superior Proposal, (i) in favour of the Superior Proposal, and (ii) against any other Alternative Transaction or any action that is reasonably likely to impede, interfere with, delay, postpone, or adversely affect in any material respect such Superior Proposal. In the event that the Transaction is structured as a take-over bid or the Company’s board of directors recommends a take-over that is a Superior Proposal, in respect of which the Company has complied with Section 7, FF agrees to tender its common shares of the Company into such Superior Proposal (and not withdraw its shares prior to the expiry of the take-over bid) until the date that is 6 months following the end of the Diligence Period. FF represents that it has, and during such 6 month period will have, the ability to vote and dispose of all such shares in accordance with its obligations pursuant to this paragraph 10. “Superior Proposal” means a bona fide written Acquisition Transaction made by an arm’s length third party (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that is not subject to any due diligence or access condition; (iii) that is not subject to any financing condition and in respect of which, where applicable, financing commitment letters reasonably satisfactory to the Company have been furnished to the Company; (iv) that did not result from a breach of any non-solicitation agreement between the parties contained in the Definitive Agreement, and that the board of directors of the Company determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Transaction, including all legal, financial, regulatory and other aspects of such Acquisition Transaction and the person proposing such Acquisition Transaction would, if consummated in accordance with its terms (but not assuming away any risk of non-completion) result in a transaction more favourable, from a financial point of view, to the shareholders of the Company than those contemplated by this Agreement or a Definitive Agreement between the parties.

11.	Until the end of the Diligence Period, FF agrees that it shall not, without the prior written consent of the Company, sell, transfer, assign, pledge, or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment, voting (other than as provided herein) or other disposition of any common shares of the Company that it holds on the date hereof, or any shares acquired during the Diligence Period.

12.	We agree to coordinate public disclosure of this letter agreement and our Proposal. Each party acknowledges that the other party has disclosure obligations under securities laws which will require the other party to publicly disclose this proposal in a filing with the provincial securities commission and/or the U.S. Securities and Exchange Commission and to comply with these requirements, each party will be filing this letter agreement with the applicable securities commission on or about September 23, 2013.

13.	This letter agreement shall be governed by the laws of the Province of Ontario.

14.	It is understood that this letter does not create a binding obligation on our part or yours to enter into a definitive agreement with respect to a Transaction and that a binding obligation on: (a) our part to acquire the Company will result only upon our determination that we are satisfied with all aspects of the due diligence we carry out during the Diligence Period and the execution of the Definitive Agreement on terms and conditions that are acceptable to us, and (b) the Company’s part will result only upon the execution of the Definitive Agreement on terms and conditions that are acceptable to the Company and upon the Company’s board of directors authorizing the entering into and delivery of the Definitive Agreement. However, it is agreed that the provisions of paragraphs 1 through 13 shall create binding obligations between us, which shall survive the termination of the Diligence Period.

We are enthusiastic about the future prospects of the Company and look forward to advancing our proposal. Please acknowledge your agreement with the foregoing by signing the counterpart of this letter.

Yours very truly,

Fairfax Financial Holdings Limited

Per:	/s/ Paul Rivett
Name: Paul Rivett Title: President

Agreed this 23rd day of September, 2013.

BlackBerry Limited

Per:	/s/ Steven E. Zipperstein
Name: Steven E. Zipperstein Title: Chief Legal Officer